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                                                                      EXHIBIT 12

September 16, 1999

Frederick A. Ball
18930 Cyril Place
Saratoga, CA 95070

Dear Fred,

     On behalf of INPRISE Corporation, I am pleased to offer you the position of Vice President and Chief Financial Officer. In such position you will report to Dale Fuller, CEO, and your office will be located in our Scotts Valley headquarters. It is anticipated that your start date in this position will be September 20, 1999.

     Base Salary. Your initial base salary will be $300,000 per year ($11,538.46
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bi-weekly), payable at the same frequency as payroll is distributed to other
INPRISE employees.

     Management by Objective (MBO) Bonus. You shall be eligible for an MBO bonus
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of $100,000, based upon objectives and timetable set by Dale Fuller and yourself during the first 15 days of your employment at INPRISE.

     Options.  I am also pleased to confirm that you will be granted options for
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the purchase of 500,000 shares of the company's Common Stock. The exercise price will be equal to the fair market value of INPRISE's common stock as of the date of the next Board of Director's Meeting. The options will be subject to monthly vesting over a forty-eight (48) month period, with 1/48/th/ of the shares vesting the first month and the remaining shares vesting in 1/48/th/ increments over the remaining 47 months. Notwithstanding the foregoing, in the event the company is acquired or is subject to a change in control, the vesting of the option will be accelerated and the option shall be exercisable in full. For these purposes an "acquisition of the company" shall mean a merger or other transaction in which the company or substantially all of its assets is sold or merged and as a result of such transaction, the holders of the company's common stock prior to such transaction do not own or control a majority of the outstanding shares of the successor corporation and a "change in control" shall mean the election of nominees constituting a majority of the Company's Board of Directors of the company which nominees were not approved by a majority of the Company's Board of Directors prior to such election or the acquisition by a third party of twenty percent (20%) or more of the company's outstanding shares which acquisition was without the approval of a majority of the Board of Directors of the company in office prior to such acquisition.

     Benefits.  You will be eligible to participate in INPRISE's fringe benefits
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program as of your first day of full time work (subject to standard plan waiting periods, if applicable). These benefits include, but are not limited to, medical and dental insurance, 401(k) plan and vacation and will be further explained upon reporting for work.
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     Confidentiality.  INPRISE is very impressed with the skills and experience
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that you will bring to us and we hope that you will consider this offer carefully. Should you accept this offer, I would like to remind you that it is INPRISE's policy to avoid situations where information or materials might come into our hands that are considered proprietary by individuals or companies other than INPRISE. Indeed, as a condition of employment, you will be required to sign an agreement not to expose either you or us to legal liability by divulging trade secrets or confidential information of any employer. We are interested in employing you because of your skills and abilities, not because of any trade secrets you may have learned elsewhere. Thus, it is important that you take care not to bring, even inadvertently, any books, drawings, notes, materials, etc., except your personal effects as you leave your current employer.

     Termination.  As with all employment at INPRISE, your employment is
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considered "at will." That means that both you and INPRISE have the right to terminate employment at any time with or without advance notice, and with or without cause. Notwithstanding the foregoing, if the company terminates your employment for other than cause or there is a constructive termination, the company agrees that you will be entitled to a severance payment equal to 12 months of base salary. The foregoing severance benefits are net of any benefits you are entitled to under law or otherwise.

     For purposes of this Agreement, termination for "cause" shall mean termination of your employment relationship with INPRISE for any of the following reasons: (i) your engaging in an act of theft, embezzlement, misappropriation of funds or property, or fraud against, or with respect to the business of INPRISE; (ii) a willful breach by you of any material term of this Agreement and, if such breach is capable of being cured, the failure by you to cure such breach within thirty (30) days of written notice of such breach; (iii) if you are convicted of a felony that materially impairs your performance of duties for INPRISE; or (iv) as a result of your reckless or willful misconduct, you commit any act that causes, or knowingly fails to take reasonable and appropriate action to prevent, any material injury to the financial condition or business reputation of INPRISE.

     "Constructive termination" shall mean any one or more of the following: (i) without your express written consent, the relocation of the principal place of your employment to a location that is more than fifty (50) miles from the company's current headquarters; (ii) any failure by INPRISE to pay, or any material reduction by INPRISE of, your base salary or benefits (unless reductions comparable in amount and duration are concurrently made for all other employees of INPRISE with responsibilities, organizational level and title comparable to yours) or (iii) a material diminution of your responsibilities.

     In the event of any dispute or claim relating to or arising out of your employment relationship with INPRISE, this agreement, or the termination of your employment with INPRISE for any reason (including, but not limited to, any claims of breach of contract, wrongful termination or age, sex, race, national origin, disability or other discrimination or harassment), you and INPRISE agree that all such disputes shall be fully, finally and exclusively resolved by binding arbitration conducted by the American Arbitration Association in Santa Clara County, California. You and INPRISE hereby waive that this arbitration provision shall not apply to any disputes or
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claims relating to or arising out of the actual or alleged misuse or misappropriation of INPRISE's property, including, but not limited to, its trade secrets or proprietary information.

     This agreement, the confidentiality and stock option agreements referred to above constitute the entire agreement between you and INPRISE regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements between you and INPRISE. The provisions of this agreement regarding "at will" employment and arbitration may only be modified by a document signed by you and the President of INPRISE.

                                    * * * *

     We are very excited about the possibility of you joining us. Please take the time to review this letter and, if appropriate, to sign and return a copy to me. We all look forward to a mutually beneficial relationship and in the meantime, should you have any questions, please do not hesitate to contact me at any time.

Sincerely,

INPRISE CORPORATION


/s/__________________________________
Dale Fuller
Chief Executive Officer

AGREED AND ACCEPTED:



/s/__________________________________
Frederick A. Ball


Date:  September 16, 1999